Exhibit 99.8

NICE to Showcase New Video Analytics Search Solution at ASIS

NICE is the winner of an ASIS Accolades Award for its Suspect Search solution, which it will showcase for the first time at the event

Paramus, New Jersey, September 23, 2014 – NICE Systems (NASDAQ: NICE) today announced that it will demonstrate its newly launched Suspect Search solution at booth #1443 at the ASIS International 60th Annual Seminar and Exhibits. The event takes place in Atlanta, Georgia September 29 to October 2.

NICE is also a recipient of an ASIS Accolades Award for its video analytics solution. The ASIS Accolades Awards will be presented at the event, recognizing the most innovative new products, services, and solutions in the security industry.

NICE Suspect Search is a patent-pending video analytics technology that can quickly locate and retrace the movements of a suspect, lost child, or other person of interest within a video surveillance network. Video footage from different cameras and time frames can be reviewed in just minutes, as the system automatically filters out 95 percent of irrelevant images. In addition to achieving faster response times, organizations are able to restore normal operations quicker following a breach to a sensitive area. Digitally stamped images, video, and related location information associated with each search can easily be shared with police departments and district attorneys as part of forensic investigations.

“We’re excited to be demonstrating our Suspect Search solution at ASIS and showing organizations for the first time how they can gain real-time insight from their recorded video,” said Chris Wooten, Executive Vice President, NICE Security Group. “Suspect Search represents a whole new generation of video analytics which we believe will substantially raise the bar on real-time forensics by reducing the time it takes to identify and find a suspect from days to minutes. This should save time and money, and in high-stakes situations potentially lives as well.”

At the show, NICE will also be highlighting the new mobile and web capabilities of its NICE Situator solution which extend situation management from the control room to the field, creating a shared environment for managing incidents.

NICE will also participate in three sessions in the ASIS Educational program:
•	Making the Business Case for Security Investments – September 30 at 11:00 a.m.
•	Understanding the Core Elements of PSIM – September 30 at 1:45 p.m.
•	Five Physical Security Trends to Watch – October 1 at 11:00 a.m.

NICE’s security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and government agencies to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. The solutions have been deployed to help secure a broad range of organizations and events, such as banks, utility companies, airports, seaports, city centers, transportation systems, major tourist attractions, as well as sporting events and diplomatic meetings.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

NICE Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Wooten, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.